EXHIBIT 3.15

AMENDMENT NO. 10 TO
FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF
AMERICAN MIDSTREAM PARTNERS, LP

This Amendment No. 10 (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Partnership”), dated as of April 25, 2016, as amended by Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 1, 2016, as amended by Amendment No. 2 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 31, 2016, as amended by Amendment No. 3 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 8, 2017, as amended by Amendment No. 4 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of May 25, 2017, as amended by Amendment No. 5 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of July 14, 2017, as amended by Amendment No. 6 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of September 7, 2017, as amended by Amendment No. 7 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of October 26, 2017, as amended by Amendment No. 8 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of January 25, 2018, and as amended by Amendment No. 9 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of May 3, 2018 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of May 7, 2019 by American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides, in part, that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and

WHEREAS, the Board of Directors of the General Partner has determined that the standards specified in Section 13.1(d) are satisfied with respect to the amendments to the Partnership Agreement to be made by this Amendment; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) amend Section 5.14(b)(ii)(A) of the Partnership Agreement as set forth herein and (ii) provide for such other matters as are provided herein.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A. Amendment. Section 5.14(b)(ii)(A) of the Partnership Agreement is hereby amended and restated in its entirety as follows:
“(A) Commencing with the Quarter ending on June 30, 2016, the holders of the Series C Preferred Units Outstanding as of an applicable Record Date shall be entitled to receive cumulative distributions (each, a “Series C Quarterly Distribution”), prior to any other distributions made in respect of any Junior Interests pursuant to Section 6.4 or Section 6.5, in the amount set forth in this Section 5.14(b)(ii)(A) in respect of each Outstanding Series C Preferred Unit. All such distributions shall be paid Quarterly within forty-five (45) days after the end of each Quarter (each such payment date, a “Series C Distribution Payment Date”). For the Quarter ending June 30, 2016 and all Quarters thereafter, in the discretion of the General Partner, and upon the consent of the Series C Unitholder, the Series C Quarterly Distribution on each Outstanding Series C Preferred Unit may be paid partially or entirely in a number of Series C PIK Preferred Units equal to the Series C PIK Payment Amount. Otherwise, during such period, the Series C Quarterly Distribution on each Outstanding Series C Preferred Unit shall be paid in cash at the Series C Distribution Rate per Series C Preferred Unit (which, if paid in cash for the Quarter in which the Series C Issuance Date occurs, the amount payable shall be equal to the product of (I) the amount payable without regard to this parenthetical times (II) a fraction, of which the numerator is the number of days from and including the Series C Issuance Date to but excluding the date of such Quarter’s end, and the denominator is 91). If the Partnership establishes a Record Date for any distribution to be made by the Partnership on other Partnership Interests pursuant to Section 6.4 or Section 6.5, then the Record Date established pursuant to this Section 5.14(b)(ii)(A) for a Series C Quarterly Distribution in respect of any Quarter shall be the same Record Date established for any distribution to be made by the Partnership in respect of distributions on other Partnership Interests pursuant to Section 6.4 or Section 6.5 for such Quarter. Unless otherwise expressly provided, references in this Agreement to Series C Preferred Units shall include all Series C PIK Preferred Units Outstanding as of the date of such determination.”

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.
C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws that would apply the laws of any other state.
D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.
E. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be any original, but such counterparts shall together constitute but one and the same instrument.
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IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

American Midstream Partners, LP

By:	American Midstream GP, LLC, its General Partner

By:	/s/ Eric T. Kalamaras

Name:	Eric T. Kalamaras

Title:	Senior Vice President and Chief Financial Officer